November 13, 2023

Mindy Rotter Division of Investment Management Disclosure Review and Accounting Office U.S. Securities and Exchange Commission Brookfield Place 200 Vesey Street – Suite 400 New York, NY 10281-1022
Re:	Ellington Income Opportunities Fund, File Nos. 811-23389, 333-228347

Dear Ms. Rotter:

On September 26, 2023, you provided oral comments with respect to certain Securities and Exchange Commission filings and practices of Ellington Income Opportunities Fund (the “Fund”).  Please find below the Fund’s response to those comments, which the Fund has authorized Thompson Hine LLP to make on its behalf.

Comment 1:  The certification filed in response to Item 13(a)(2) of Form N-CSR filed on March 16, 2023 for the fiscal year ended December 31, 2022 does not appear to refer to the correct time period.  Paragraph 4(d) requires disclosure of any changes in the registrant’s internal controls over financial reporting that occurs during the period covered by the report.  The certification filed with Form N-CSR refers solely “to the second fiscal quarter of the period covered by the report.”  Please file an amended Form N-CSR to include the correct form of certification and ensure that the certification is updated to a current date.

Response:  An amended Form N-CSR with an updated certification dated November 9, 2023 was filed on November 9, 2023.

Comment 2:  Item 11(b) of Form N-CSR requires registrants to disclose any changes in its internal controls over financial reporting that occurred during the period covered by the relevant report.  The response to Item 11(b) on the Fund’s Form N-CSR filed on March 16, 2023 for the fiscal year ended December 31, 2022 refers solely “to the second fiscal quarter of the period covered by this report.”  Please correct the time period on the Item 11(b) response when filing the amended Form N-CSR with the corrected certification (as referenced in Comment 1) and confirm in correspondence that there were no such changes in the registrant’s internal controls over financial reporting that occurred during the period.

Response:  An amended Form N-CSR with an updated response to Item 11(b) was filed on November 9, 2023.  The Fund confirms that there were no changes to its internal controls over financial reporting during the fiscal year ended December 31, 2022.

Mindy Rotter
November 13, 2023

Comment 3:  Form N-CSR was updated in January 2022 and the most recent version of the form can be found on the SEC’s website.  The updated form includes Items 4(i) and 4(j) that are required to be addressed even if those items are not applicable to the Fund.  The Fund’s Form N-CSR filed on March 16, 2023 did not provide a response for Items 4(i) and 4(j).  Please provide answers to these items when filing the amended Form N-CSR.  Please confirm in correspondence that the current Form N-CSR will be used and all questions addressed in future filings.

Response:  An amended Form N-CSR with responses to Items 4(i) and 4(j) was filed on November 9, 2023.  The Fund confirms that it will use the updated Form N-CSR and address all items therein in all future filings.

Comment 4:  Please review the disclosure at the bottom of page 14 and the top of page 15 of the Fund’s Annual Report for the period ended December 31, 2022 on March 16, 2023.  It appears the disclosure on page 15 is incomplete.  Please explain the disclosure in correspondence and, if incomplete, please provide the missing disclosures in correspondence and correct the disclosure in the amended Form N-CSR with updated certifications to correct the disclosure.

Response:  An amended Form N-CSR was filed on November 9, 2023.  The entirety of the paragraph that should have appeared (and now appears) at the bottom of page 14 and the top of page 15 is stated below:

Market quotations are not typically readily available for the majority of the Fund’s securities, they are often valued at fair value as determined by the Fund’s Advisor, in its capacity as Valuation Designee (the “Valuation Designee”).  The Valuation Designee seeks to obtain at least one third-party indicative valuation for each instrument and obtains multiple indicative valuations when available.  Third-party valuation providers often utilize proprietary models that are highly subjective and also require the use of a significant amount of judgment and the application of various assumptions including, but not limited to, prepayment and default rate assumptions.  The Valuation Designee has been able to obtain third-party indicative valuations on the vast majority of the Fund’s investments and expects to continue to solicit third-party valuations on substantially all investments in the future to the extent practical.  The Valuation Designee generally values each financial instrument using a third-party valuation received.  However, such third-party valuations are not binding, and while the Valuation Designee generally does not adjust such valuations, the Valuation Designee may challenge or reject a valuation when, based on validation criteria, the Valuation Designee determines that such valuation is unreasonable or erroneous.  Furthermore, the Valuation Designee may determine, based on validation criteria, that for a given instrument the third-party valuations received does not result in what the Valuation Designee believes to be fair value, and in such circumstances the Valuation Designee may override the third-party valuation with its own good faith valuation.  The validation criteria include the use of the Valuation Designee’s own models, recent trading activity in the same or similar instruments, and valuations received from third parties.

Mindy Rotter
November 13, 2023

Comment 5:  The Staff reviewed the registrant’s Form NT-NCSR and amendments thereto filed on March 1, March 6, and March 8, 2023.  Please provide responses to the following in correspondence:

(a)
Please explain the staffing limitations at the sub-adviser that resulted in the delay. As part of the explanation, please describe whether there had been any subsequent delays in providing this information to the registrant; and

(b)	Confirm going forward that the auditor’s statements will be filed in EDGAR as an exhibit and not as a cover if Form NT-NCSR needs to be filed again.

Response:  The Fund regrets that due to the amount of time it took to review the amortization adjustments on the Fund’s financial statements, the sub-advisor’s staff was unable to deliver its amortization workbook to the auditor until the weekend of February 25.  The Fund notes that upon further review and closer assessment of the circumstances that led to this delay, the advisor, sub-advisor, administrator and auditor agreed on how it can improve this process in the future.  Specifically, the administrator can include the September 30 and November 30 amortization calculation files into the preliminary testing that the auditor conducts prior to the December 30 year end to get an advance look at what the year-end adjustments might be.  Furthermore, the administrator will include the auditor on the request to sub-advisor for the amortization file to reduce the time lag on the file being provided to the auditor for testing, and so that such testing can begin while updated financial statements are prepared.  The Fund confirms that there have been no subsequent delays in providing information to the Fund of this nature.

The Fund has confirmed with the auditor that should Form NT-NCSR be needed again, the auditor will submit the statement required by Rule 12b-25(c) as an exhibit.

Comment 6:  Please confirm compliance with Rule 2a-5 of the Investment Company Act of 1940, as amended (the “1940 Act”), regarding fair value determinations and readily available market quotations.

Response:  The Fund confirms that it has complied with Rule 2a-5 of the 1940 Act.

Comment 7:  Please explain in correspondence how the Fund has complied with Instruction 4(g) of Item 24 of Form N-2.

Response:  An amended Form N-CSR was filed on November 9, 2023.  The amended Form N-CSR fully complies with Instruction 4(g), including Instruction 4(g)(2)’s requirement to provide a line graph comparing the initial and subsequent account values at the end of the each of the most recently completed fiscal years of the Fund and performance table that includes both operational classes of the Fund.

Comment 8:  The notes to the financial statements disclose that the Fund should be diversified fund.  The response to Item C.4 on Form N-CEN filed on March 16, 2023 is “yes,” which indicates that the Fund seeks to operate as a non-diversified fund.  Please explain the difference in disclosure in correspondence.

Mindy Rotter
November 13, 2023

Response:  When the Fund commenced operations in November 2018, it was intended to be a non-diversified fund.  However, the Fund did not remain non-diversified for a period of over three years.  Thus, the Fund’s prospectus and shareholder reports now reflect that the Fund is a diversified fund de facto.  The Fund regrets that its Form N-CEN filing on March 16, 2023 was not updated accordingly and undertakes to make the correct designation in future filings.  The Fund recognizes that it would need to seek shareholder approval to operate as a non-diversified fund in the future.

Comment 9:  Please explain in correspondence how the schedule of investments presented in the Annual Report to shareholders complies with footnote 2 of Regulation SX 12-12.  Please confirm that this disclosure will be updated in future filings.

Response:  The Fund confirms that it will continue categorizing the schedule of investments by type of investment and undertakes to categorize the schedule of investments by the related industry, country or geographic region in future filings.

If you have any questions or additional comments, please call me at (614) 469-3217.

Very truly yours,

/s/ Philip B. Sineneng

Philip B. Sineneng